350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

September 27, 2024

Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Property Bonds 2, Inc.
Post-Qualification Amendment on Form 1-A
Filed August 22, 2024
File No. 024-12206

Dear Mr. Regan:

We serve as counsel to Worthy Property Bonds 2, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated September 12, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 4 (“Amendment 4”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amended Offering Statement on Form 1-A

General

1. We note the revisions made in response to prior comment 1. Revise the cover page, as well as the disclosure throughout the offering statement, to clarify that you will file a post-qualification amendment or a supplement to the offering statement to announce any increase in the interest rate above the 6% base rate, or any extension of the current offering of higher rates. Further, please note that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A, and that the obligation to file a 1-U is a separate filing obligation than your filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A. Please revise the risk factor to clearly disclose the failure to file the post-qualification amendment or supplement, as needed.

Response:

In Amendment 4 the Company has revised the cover page, as well as the disclosure throughout the Offering Statement, to clarify that the Company will file a post-qualification amendment or a supplement to the offering statement to announce any increase in the interest rate above the 6% base rate, or any extension of the current offering of higher rates.

Dickinson Wright PLLC

United States Securities and Exchange Commission

September 27, 2024

The Company acknowledges that that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A and that the obligation to file a 1-U is a separate filing obligation than the Company’s filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A.

Further, In Amendment 4 the Company has revised the risk factor related to the foregoing as follows:

The Company may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports, post-qualification amendments, and supplements.

The SEC requires Regulation A issuers to file certain reports, supplements and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; and post-qualification amendments or supplements are required to be filed to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Any failure to timely file the foregoing could result in SEC fines, penalties, or other enforcement actions, including, in certain circumstances, to a rescission offering, which could potentially negatively impact the financial status of the company involved, and any investments therein.

The Company believes that it has filed all required annual, semi-annual and current reports, and post-qualification supplements or amendments, subject to the following:

● the Company increased the interest rate payable on WPB2 Bonds from 5.5% APY at qualification on June 21, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13, 2023. The foregoing increases in interest rates were disclosed by the Company on Form 1-U Current Reports. In that the information in filings with the SEC under Form 1-U Current Reports cannot be forward incorporated from a Form 1-U to an offering statement on Form 1-A, the SEC could determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement to WPB’s Form 1-A. The Company did not file such post-qualification amendment or supplement. The Company has since filed a post-qualification amendment to Form 1-A that includes the foregoing information. As a result of the foregoing, the Company may be subject to fines, penalties, or other enforcement actions.

Dickinson Wright PLLC

United States Securities and Exchange Commission

September 27, 2024

Worthy App, Page 42

2. We note your revisions to the round-up feature in response to prior comment 5; however, it does not appear that an investor must affirmatively confirm their decision to participate in each subsequent purchase and it is also unclear how an investor will reconfirm the terms and conditions of the applicable investor agreement (including compliance with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C)). Please revise further or advise.

Response:

In Amendment 4 the Company has revised the Section “Worthy App”, and elsewhere in the Offering Statement where applicable, to include, with respect to the Company’s round-up program, that (i) an investor must affirmatively confirm their decision to participate in each subsequent purchase under the round-up program, and (ii) that each such investor must reconfirm the terms and conditions of the applicable investor agreement (including compliance with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C)), prior to a round-up, as follows:

●	When an investor decides to enroll in the round-up program, the investor is required to review the Company’s current Offering Statement and bond form, and confirm the terms and conditions of the applicable investor agreement.

●	The investor connects their debit card or credit card to the Worthy App.

●	The Company sends an email to the investor once the investor accumulates $10 under the round-up program, and requires the investor to approve the round-up transaction, review the Company’s current Offering Statement and bond form, and confirm the terms and conditions of the applicable investor agreement, within 48 hours.

●	If the investor doesn’t approve the round-up transaction per the initial email within the 48 hour period, the Company sends another email to the investor, providing the investor with a second 48 hour period to approve the transaction.

●	If the round-up transaction hasn’t been affirmatively approved by the investor within the foregoing 96 hour period, the round-up transaction is cancelled.

●	In the event an investor affirmatively approves a round-up transaction, the $10 is transferred from the investor’s bank account via ACH. All payments under the program go directly to Dwolla, the Company’s payment processor and then, after clearing, into the Company’s Worthy Property 2 Bond bank account.

●	Investors can exit the round-up program at any time by simply toggling the round-up selection to “off” in the Worthy App.

Dickinson Wright PLLC

United States Securities and Exchange Commission

September 27, 2024

Worthy Property Bond 2 Referral Program, Page 55

3. We note your response to Comment 7 and reissue. Please tell us, giving consideration to the new structure of the Referral Program, why existing investors who receive compensation for recruiting persons to open a new account with the Company on the Worthy Fintech Platform are not acting as unregistered brokers.

Response:

Under the current structure of the Company’s Referral Program, as set forth in the Offering Circular, existing investors who receive compensation for recruiting persons to open a new account on the Worthy Fintech Platform are not engaging in any factors that are typical of broker activity that would trigger broker-dealer registration requirements. Most notably, such existing investors are not receiving a commission or any form of compensation that is tied to the size or success of a securities offering or transaction (i.e. transaction-based compensation). Rather, existing investors are eligible to receive compensation once a Referree opens an account on the Worthy Fintech Platform and such compensation is not contingent on the success or consummation of a securities offering or transaction. The Referrers’ activities in recruiting Referrees to open an account on the Worthy Platform are also not of sufficient recurrence to justify the inference that the activities are part of such person’s business. Moreover, the Referrers do not assist in structuring transactions, nor participate in discussions between the Company and Referrees or negotiate the terms of securities transactions on their behalf.

Worthy Property Bond 2 Rewards Program, Page 57

4. We note your revised disclosure in response to prior comment 8; however, given you have not disclosed the terms under which the rewards may be earned and appear to reserve the right to disclose and change those terms from time to time it remains unclear how you concluded that offering securities from time to time in this manner is consistent with Securities Act Rule 251(d)(3)(i)(F). Please revise your offering accordingly.

Response:

In Amendment 4 the Company has clarified that all available Reward Bonds are continuously available under the Offering Circular to any investor (i) by visiting a reward bond link in the Worthy app and taking the eligible action such as visiting and enrolling in a partner’s program (e.g. a credit and financial wellness offering), (ii) by participating in the Company’s live or on-demand events or webinars, or (iii) by joining Worthy through one of our marketing partners, all of which are detailed via the Worthy app and website. Additional programs entitling investors to receive Reward Bonds may be added beyond the foregoing, but any remaining Reward Bonds are and will be continuously available throughout the entirety of the offering.

Very truly yours,

Clint J. Gage
CJG:sm
Enclosures